Exhibit 12

Campbell Soup Company
Ratio of Earnings to Fixed Charges
($ millions)

	Nine Months
	Ended	Fiscal Year Ended
	April 30,	July 31,	August 2,	August 3,	July 28,	July 29,
	2017	2016	2015	2014	2013	2012
Earnings
Earnings from continuing operations before taxes	$876	$849	$949	$1,148	$1,349	$720
Amortization of capitalized interest	2	3	4	4	4	4
Fixed charges	103	133	129	144	159	134
Interest capitalized	(2)	(3)	(3)	(2)	(3)	(2)
Earnings	$979	$982	$1,079	$1,294	$1,509	$856

Fixed Charges
Gross interest:
Interest expense	$87	$115	$108	$122	$135	$114
Capitalized interest	2	3	3	2	3	2
Amortization of debt issuance costs	-	-	2	3	3	2
Interest portion of rent	14	15	16	17	18	16
Fixed Charges	$103	$133	$129	$144	$159	$134

Ratio of Earnings to Fixed Charges	9.5	7.4	8.4	9.0	9.5	6.4

The ratios of earnings to fixed charges were computed by dividing our earnings by fixed charges. For this purpose, earnings include the sum of earnings from continuing operations before taxes, amortization of capitalized interest, and fixed charges, less capitalized interest. Fixed charges include interest expense, capitalized interest, amortization of debt expenses and one-third of rent expense, which represents a reasonable approximation of the interest factor. Beginning in fiscal 2016, amortization of debt issuance costs is included in interest expense. All amounts are on an as reported basis.

In the nine-month period ended April 30, 2017, and fiscal years 2016, 2015, 2014, 2013 and 2012, we incurred pre-tax losses/(gains) of $20 million, $313 million, $138 million, $31 million, ($285) million, and ($395) million, respectively, associated with mark-to-market adjustments for defined benefit pension and postretirement plans. In the nine-month period ended April 30, 2017, and fiscal years 2016, 2015, 2014, 2013 and 2012, we recorded pre-tax restructuring charges, administrative expenses and related costs of $18 million, $78 million, $124 million, $58 million, $138 million, and $7 million, respectively. In fiscal year 2017, we recorded a non-cash impairment charge of $212 million related to the intangible assets of the Bolthouse Farms carrot and carrot ingredients reporting unit and the Garden Fresh Gourmet reporting unit. In fiscal year 2016, we recorded a non-cash impairment charge of $141 million related to the intangible assets of the Bolthouse Farms carrot and carrot ingredients reporting unit and a pre-tax gain of $25 million from a settlement of a claim related to the Kelsen acquisition. In fiscal year 2014, we recorded a pre-tax loss of $9 million on foreign exchange forward contracts used to hedge the proceeds from the sale of the European simple meals business. In fiscal years 2013 and 2012, we recorded pre-tax transaction costs of $10 million and $5 million, respectively, associated with the acquisition of Bolthouse Farms.